Exhibit 99.3

IMMEDIATE	2 July 2003

Royal & SunAlliance re Completion of Disposal

Royal & SunAlliance confirm that the disposal of RSUI, announced on 9 June has now completed. The transaction completed on originally announced terms.

–ENDS–